Exhibit (a)(1)(N)

For immediate release	Media:
April 11, 2007	Mitchell Brown
610-613-0254

NEW PLAN STOCKHOLDERS URGED TO TENDER SHARES AS SOON AS POSSIBLE
—Subsequent Offering Period Expires April 18, 2007—

April 11, 2007 (New York)—Super MergerSub Inc. (“MergerSub”), an affiliate of Centro Properties Group, urges New Plan stockholders who have not tendered their shares of common stock to do so as soon as possible (pursuant to MergerSub’s previously announced tender offer).  Shares should be tendered prior to 12:00 midnight, New York City time, on April 18, 2007, the expiration of the previously announced subsequent offering period.

Stockholders should consider the following points (see below for further detail):

•                  Centro controls over 80% of New Plan’s shares and a majority of its board;

•                  Centro controls the necessary votes to approve the merger without the vote of any other New Plan stockholder;

•                  If shares are not tendered before 12:00 midnight, New York City time, on April 18, 2007, stockholders will have to wait until the merger becomes effective (which could take 30 to 60 days or even longer) to receive $33.15 per share, net to the seller, in cash for per share;

•                  No further dividends will be declared on shares of New Plan common stock; and,

•                  The New Plan board unanimously recommended that all stockholders tender their shares.

Centro Controls Over 80% of New Plan’s Shares and a Majority of its Board

MergerSub currently owns over 80% of the outstanding shares of New Plan common stock and has designated five of the eight directors on New Plan’s board.  Only the three independent New Plan directors remain on the board; all other directors resigned to allow Centro to appoint directors in accordance with the merger agreement.

If MergerSub does not acquire, through the tender offer, at least one share more than shares representing 90% of the votes entitled to be cast by the holders of outstanding shares of New Plan common stock and Series D preferred stock voting together as a class, and unless MergerSub elects to further extend the offer or purchase additional shares of common stock from New Plan to acquire the necessary voting power pursuant to the top-up option under the merger agreement, MergerSub will be required to seek approval of the merger by a vote of New Plan stockholders held at a duly held meeting.

In that case, before the merger could occur, New Plan will be required to prepare, file with the Securities and Exchange Commission and mail to stockholders a proxy statement and call a meeting, a process that often takes an additional 30 to 60 days or even longer.  Centro controls the necessary votes to approve the merger at that meeting without the vote of any other New Plan stockholder.  However, if stockholders do not tender their shares of common stock before the tender offer expires, they must wait until the merger becomes effective before they will receive payment for their shares.

No Further Dividends will be Declared on Shares of New Plan Common Stock

Under the terms of the merger agreement, New Plan stockholders will not receive any additional dividends from New Plan other than regular quarterly dividend that was declared in February and will be payable on April 16, 2007 to holders as of record on March 27, 2007.

The New Plan Board Unanimously Recommended that all Stockholders Tender Their Shares

This recommendation was made in connection with the board unanimously approving the merger agreement executed on February 27, 2007.

For more information, please contact the Information Agent for the tender offer, Innisfree M&A Incorporated toll-free at (877) 750-5836 (Banks and Brokers may call collect at (212) 750-5833).

Certain Additional Information for New Plan Common Stockholders

This news release is for informational purposes only. It does not constitute an offer to purchase shares of New Plan common stock or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission (SEC). The offer to purchase shares of New Plan common stock is being made solely pursuant to the Offer to Purchase, dated March 8, 2007, together with amendments and supplements thereto.  MergerSub filed with the SEC on March 8, 2007 a tender offer statement on Schedule TO (including the Offer to Purchase, a letter of transmittal and related tender offer documents), and also has filed amendments and supplements thereto, and New Plan filed with the SEC on March 8, 2007 a solicitation/recommendation statement on Schedule 14D-9 dated March 8, 2007, and also has filed amendments and supplements thereto. These documents contain important information, and New Plan common stockholders are advised to carefully read these documents before making any decisions with respect to the tender offer. New Plan’s common stockholders may obtain these documents for free at the SEC’s website at www.sec.gov or from Innisfree M&A Incorporated, the Information Agent for the tender offer, by calling (877) 750-5836.

About Super Merger Sub Inc. and Centro Properties Group (ASX: CNP)

Super MergerSub Inc. is a company formed by affiliates of Centro Properties Group.  Centro Properties Group specializes in the ownership, management and development of shopping centers. Centro is Australia’s largest manager of retail property investment syndicates with over 80% market share as well as being a leading manager of direct property funds and wholesale funds which invest in Centro’s quality retail properties in Australasia and the United States. Centro has a market capitalization of AUS$7.6 billion and funds under management of AUS$15.6 billion. Centro continues to maximize returns to investors through its customer focused and value adding team based approach. Please visit www.centro.com.au.

About New Plan Excel Realty Trust, Inc. (NYSE:NXL)

New Plan is one of the nation’s largest real estate companies, focusing on the ownership, management and development of community and neighborhood shopping centers.  The Company operates as a self-administered and self-managed REIT, with a national portfolio of 467 properties, including 177 properties held through joint ventures, and total assets of approximately $3.5 billion.  The properties are strategically located across 38 states and include 453 community and neighborhood shopping centers, primarily grocery or name-brand discount chain anchored, with approximately 67.6 million square feet of GLA, and 14 related retail real estate assets, with approximately 658,000 square feet of GLA.  For additional information, please visit www.newplan.com.

Forward-Looking Statements

This release contains forward-looking statements with respect to the completion of the transactions described herein. This forward-looking information is based on certain assumptions, including, among others, the tender of shares by New Plan stockholders and the satisfaction of certain conditions to the transactions. This forward-looking information may prove to be inaccurate and actual results may differ from those presently anticipated.  Neither Centro nor MergerSub undertakes any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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